November 16, 2015

Company name：	The Bank of Yokohama, Ltd.
Representative：	Tatsumaro Terazawa
Representative Director, President
Code number：	8332
First Section, Tokyo Stock Exchange
Company name：	The Higashi-Nippon Bank, Limited
Representative：	Michito Ishii
Representative Director, President
Code number：	8536
First Section, Tokyo Stock Exchange

Notice regarding the filing of a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission

The Bank of Yokohama, Ltd. (hereinafter “BOY) and The Higashi-Nippon Bank, Limited (hereinafter “HNB”) (collectively, the “Parties”) hereby announce that the Parties have filed a registration statement on Form F-4 (hereinafter “Form F-4”) under the U.S. Securities Act of 1933, as amended, in connection with their proposed management integration (hereinafter the “Management Integration”). The Parties filed the Form F-4 with the U.S. Securities and Exchange Commission (hereinafter “SEC”) on November 10, 2015 (U.S. Eastern Standard time), and the Form F-4 was declared effective on November 13, 2015 (U.S. Eastern Standard time).

The Form F-4 includes consolidated financial statements of BOY and HNB prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as well as qualitative information such as the structure of the Management Integration, business overview of BOY and HNB, and analysis of the financial condition and results of operations of the Parties. The consolidated financial statements under IFRS were prepared for the purpose of filing the Form F-4 with the SEC in connection with the Management Integration. BOY and HNB have adopted accounting principles generally accepted in Japan (hereinafter “Japanese GAAP”). For adopting IFRS, BOY and HNB will take appropriate actions in consideration of the surround situations.
While an annual report on Form 20-F, which will include consolidated financial statements under IFRS as at and for the year ended March 31, 2016, is planned to be filed with the SEC, the Parties currently plans to terminate their reporting obligations with the SEC as soon as the conditions for such termination are met.

A copy of the registration statement on Form F-4 can be reviewed and obtained on EDGAR, the SEC’s Electric Data Gathering, Analysis, and Retrieval system.
(http://www.sec.gov/Archives/edgar/data/1622143/000119312515372772/0001193125-15-372772-index.htm)
 (End)

[Reference]
Major financial information of BOY and HNB under IFRS included in Form F-4

[BOY]
(1) Consolidated Financial Results for the Year Ended March 31, 2015
(2) Consolidated Statements of Financial Position as at March 31, 2015 and 2014
(3) Consolidated Income Statements / Consolidated Statements of Comprehensive Income for the Year Ended March 31, 2015 and 2014
(4) Primary Differences between Japanese GAAP and IFRS (Unaudited) as at and for the Year Ended March 31, 2015

[HNB]
(5) Consolidated Financial Results for the Year Ended March 31, 2015
(6) Consolidated Statements of Financial Position as at March 31, 2015 and 2014
(7) Consolidated Income Statements / Consolidated Statements of Comprehensive Income for the Year Ended March 31, 2015 and 2014
(8) Primary Differences between Japanese GAAP and IFRS (Unaudited) as at and for the Year Ended March 31, 2015

The short-form excerpts of financial statements and other information from the Form F-4 are for Japanese investors’ reference purposes only, and do not purport to represent the entire facts disclosed in the Form F-4.

<Reference (1)>

November 16, 2015

Consolidated Financial Results for the Year Ended March 31, 2015
<under IFRS>

Company Name:	The Bank of Yokohama, Ltd.
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)
URL:	http://www.boy.co.jp/
Representative:	Representative Director, President Tatsumaro Terazawa

1. Consolidated Financial Results (for the year ended March 31, 2015)			(Amounts less than one million yen are rounded off.)

(1) Operating Results	(Unit: Millions of Yen)
	Operating Income	Profit before Tax	Net Profit	Net Profit Attributable to Shareholders of the Parent	Total Comprehensive Income
For the year ended March 31, 2015	235,940	119,442	79,192	75,385	137,622
For the year ended March 31, 2014	244,888	111,444	66,487	63,922	70,864

	Earnings per Share (Basic)	Earnings per Share (Diluted)
For the year ended March 31, 2015	¥59.78	¥59.75
For the year ended March 31, 2014	¥49.28	¥49.25

(2) Financial Position	(Unit: Millions of Yen)
	Total Assets	Total Equity
As at March 31, 2015	15,364,223	974,692
As at March 31, 2014	13,725,246	880,564

(3) Cash Flows	(Unit: Millions of Yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of year
For the year ended March 31, 2015	1,326,637	(331,408)	(73,429)	2,189,883
For the year ended March 31, 2014	554,176	122,447	(129,415)	1,268,029

<Reference (2)>

Consolidated Statements of Financial Position
＜IFRS＞

	The Bank of Yokohama, Ltd.
		(Millions of yen)
	At March 31, 2014	At March 31, 2015
Assets
Cash and deposits with banks	1,427,693	2,326,802
Call loans	283,615	276,915
Financial assets held for trading other than derivatives	9,321	14,599
Derivative financial assets	42,640	48,579
Investment securities *	2,104,402	2,522,296
Loans and advances	9,610,304	9,857,034
Investment in an associate	1,049	1,055
Property and equipment	167,595	169,361
Intangible assets	11,741	12,553
Deferred tax assets	11,841	11,095
Retirement benefit assets	-	8,737
Other assets	55,045	115,197
Total assets	13,725,246	15,364,223
Liabilities
Deposits	11,880,421	12,232,493
Call money	182,179	777,300
Cash collateral on securities lent	91,591	247,652
Derivative financial liabilities	40,075	43,624
Debt securities issued	30,000	–
Borrowings	434,071	811,282
Current tax liabilities	18,183	12,404
Deferred tax liabilities	12,553	45,099
Retirement benefit liabilities	4,731	627
Other liabilities	150,878	219,050
Total liabilities	12,844,682	14,389,531
Equity
Equity attributable to shareholders of the parent
Share capital	215,629	215,629
Capital surplus	176,804	180,045
Retained earnings	400,233	438,102
Other reserves	81,282	141,165
Treasury shares	(5,586)	(5,091)
Total equity attributable to shareholders of the parent	868,362	969,850
Non-controlling interests	12,202	4,842
Total equity	880,564	974,692
Total liabilities and equity	13,725,246	15,364,223

(*) Including investment securities which were pledged to creditors and can be sold or repledged.

<Reference (3)>

Consolidated Income Statements
<IFRS>

The Bank of Yokohama, Ltd. (Millions of yen)
	For the year ended March 31, 2014	For the year ended March 31, 2015
Interest income	161,152	154,686
Interest expenses	11,598	10,625
Net interest income	149,554	144,061

Fee and commission income	55,636	59,639
Fee and commission expenses	5,775	6,196
Net fee and commission income	49,861	53,443

Net trading income	14,940	28,757
Other operating income	30,533	9,679
Operating income	244,888	235,940

Impairment losses on investment securities	788	890
Impairment losses (reversals) on loans and advances	11,231	(6,033)
General and administrative expenses	106,759	110,441
Other operating expenses	14,672	11,205
Operating expenses	133,450	116,503

Share of profit in an associate	6	5
Profit before tax	111,444	119,442
Income tax expenses	44,957	40,250
Net profit	66,487	79,192

Net profit attributable to:
Shareholders of the parent	63,922	75,385
Non-controlling interests	2,565	3,807
Net profit	66,487	79,192

Consolidated Statements of Comprehensive Income
＜IFRS＞

The Bank of Yokohama, Ltd. (Millions of yen)
	For the year ended March 31, 2014	For the year ended March 31, 2015
Net profit	66,487	79,192

Other comprehensive income:
Items which will not be reclassified subsequently to profit or loss
Actuarial gains on defined benefit plans	28	3,510
Items which may be reclassified subsequently to profit or loss
Net gains on available-for-sale financial assets	4,328	54,879
Foreign currency translation adjustments for foreign operations	21	41
Other comprehensive income for the year, net of tax	4,377	58,430
Total comprehensive income	70,864	137,622

Total comprehensive income attributable to:
Shareholders of the parent	67,756	133,058
Non-controlling interests	3,108	4,564

<Reference (4)>

Primary Differences between Japanese GAAP and IFRS (Unaudited)

As at and for the year ended March 31, 2015	The Bank of Yokohama, Ltd. (Millions of yen)
	Equity	Net profit
Japanese GAAP	1,010,496	79,324
Primary GAAP differences
Scope of consolidation/equity method accounting	(45,186)	999
Loans and advances	(32,332)	6,746
Investment securities	28,022	1,072
Property and equipment	43,391	329
Employee’s benefit	(25,929)	2,766
Goodwill	－	(8,898)
Other	(4,432)	(2,613)
Tax effect of the above	(1,669)	(1,962)
Deferred tax assets	2,331	1,429
IFRS	974,692	79,192

The explanation below highlights the primary differences between Japanese GAAP and IFRS related to “Equity” and “Net profit”. “Net profit” includes net profit attributable to non-controlling interests.

1. Scope of consolidation/equity method accounting

Under IFRS, equity method accounting is applied to a special-purpose entity, a funding vehicle which is consolidated under Japanese GAAP.  On the other hand, some structured entities – i.e. securitization vehicles – that are not consolidated under Japanese GAAP, are consolidated under IFRS.

2. Loans and advances
(1) Allowance for loan losses
Under Japanese GAAP, allowance for loan losses are calculated based on categorization of borrowers and classification of credit facilities. Individual allowance for loan losses is calculated based on the discounted cash flow (“DCF”) method for specifically identified significant loans, or based on estimated uncollectable amounts considering historical loss experience and recoveries from collateral and guarantees. Collective allowance for loan losses is calculated on a portfolio basis using the loans’ historical loss experience.
Under IFRS, allowance for loan losses are calculated for borrowers with objective evidence of impairment. If there is objective evidence that loans and advances are impaired, impairment losses are individually calculated based on the DCF method for individually significant impaired loans. For the remaining impaired loans, impairment losses are collectively calculated based on estimated losses. As a result, the scope of DCF method under IFRS is broader than that under Japanese GAAP. In addition, for non-impaired loans, impairment losses are calculated as the incurred but not yet identified losses by the end of reporing period.

(2) Loan origination fees and costs
Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement when earned or as incurred. Under IFRS, such loan origination fees and costs are deferred and amortized in the consolidated income statement over the loan periods as integral components of the effective interest.

3. Investment securities
(1) Impairment
Under Japanese GAAP, impairment losses are recognized for investment securities classified as held-to-maturity and available-for-sale if the fair value declines significantly below its cost and recovery is not reasonably expected.
Under IFRS, impairment losses are recognized if there is objective evidence of impairment – e.g. when there is a loss event with impact on its estimated future cash flow for held-to-maturity and available-for-sale debt securities or when there is a significant or prolonged decline in the fair value below cost for equity securities.

(2) Fair value
Under Japanese GAAP, equity securities that do not have readily determinable fair values are accounted for at cost less accumulated impairment losses. Under IFRS, these equity securities, which are classified available-for-sale, are measured at fair value.

(3) Classification and measurement
Certain investment securities previously classified as “available-for-sale” under Japanese GAAP but met the definition of “loans and receivables” under IFRS, have been classified as “loans and receivables” upon the transition to IFRS. Accordingly, fair value reserve of such investment securities previously recognized in equity under Japanese GAAP was reversed as part of the transition.

4. Property and equipment
Under Japanese GAAP, the declining-balance method of depreciation is primarily applied for property and equipment. In addition, acquisition costs of property and equipment are changed due to the reduction entries at initial recognition under Japanese tax law and the revaluation for land in accordance with the land revaluation law in Japan. Under IFRS, the straight-line method of depreciation is primarily applied.  In addtion, such reduction entries and the revaluation for land made under Japanese GAAP are reversed under IFRS.

5. Employee’s benefit
Under Japanese GAAP, the amount that can be recognized as a net defined asset is not subject to an asset-ceiling, however, under IFRS, the amount that can be recognized as a net defined asset shall be subject to an asset-ceiling.

6. Goodwill
Under Japanese GAAP, negative goodwill arising from the additional acquisition of interest in a subsidiary is recognized in the consolidated income statement as gains in the period incurred. Under IFRS, such gains are not recognized in the consolidated income statement as the transaction is accounted for as an equity transaction.

<Reference (5)>
November 16, 2015
Consolidated Financial Results for the Year Ended March 31, 2015
<under IFRS>

Company Name:	The Higashi-Nippon Bank, Limited
(Code No. 8536: Listed on the 1st Section of the Tokyo Stock Exchange)
URL:	http://www.higashi-nipponbank.co.jp/
Representative:	Representative Director, President Michito Ishii

1. Consolidated Financial Results (for the year ended March 31, 2015) (1) Operating Results	(Amounts less than one million yen are rounded off.) (Unit: Millions of Yen)
	Operating Income	Profit Before Tax	Net Profit	Net Profit Attributable to Shareholders of the Parent	Total Comprehensive Income
For the year ended March 31, 2015	37,678	14,347	8,168	8,138	14,069
For the year ended March 31, 2014	34,858	9,637	5,340	5,291	6,949

	Earnings per Share (Basic)	Earnings per Share (Diluted)
For the year ended March 31, 2015	¥46.04	¥45.81
For the year ended March 31, 2014	¥29.96	¥29.84

(2) Financial Position		(Unit: Millions of Yen)
	Total Assets	Total Equity
As at March 31, 2015	2,078,908	93,047
As at March 31, 2014	1,935,553	80,327

(3) Cash Flows	(Unit: Millions of Yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of year
For the year ended March 31, 2015	67,178	(27,729)	(1,418)	99,552
For the year ended March 31, 2014	9,296	11,147	(1,415)	61,519

<Reference (6)>

Consolidated Statements of Financial Position
＜IFRS＞

	The Higashi-Nippon Bank, Limited
	(Millions of yen)
	At March 31, 2014	At March 31, 2015
Assets
Cash and deposits with banks	63,614	100,650
Call loans	20,175	5,541
Derivative financial assets	77	281
Investment securities	374,336	415,566
Loans and advances	1,439,323	1,521,802
Property and equipment	16,959	17,650
Intangible assets	1,333	1,240
Deferred tax assets	13,685	9,992
Other assets	6,051	6,186
Total assets	1,935,553	2,078,908
Liabilities
Deposits	1,823,399	1,893,303
Call money	–	26
Derivative financial liabilities	809	871
Debt securities issued	9,952	9,959
Borrowings	2,589	61,044
Current tax liabilities	1,363	3,812
Retirement benefit liabilities	8,323	8,043
Other liabilities	8,791	8,803
Total liabilities	1,855,226	1,985,861
Equity
Equity attributable to shareholders of the parent
Share capital	38,300	38,300
Capital surplus	24,697	24,730
Retained earnings	11,483	18,208
Other reserves	7,119	13,020
Treasury shares	(1,453)	(1,422)
Total equity attributable to shareholders of the parent	80,146	92,836
Non-controlling interests	181	211
Total equity	80,327	93,047
Total liabilities and equity	1,935,553	2,078,908

<Reference (7)>

Consolidated Income Statements
＜IFRS＞

	The Higashi-Nippon Bank, Limited (Millions of yen)
	For the year ended March 31, 2014	For the year ended March 31, 2015
Interest income	28,243	27,340
Interest expenses	1,689	1,610
Net interest income	26,554	25,730

Fee and commission income	2,613	2,786
Fee and commission expenses	415	431
Net fee and commission income	2,198	2,355

Net trading losses	148	156
Other operating income	6,254	9,749
Operating income	34,858	37,678

Impairment charges (reversals)	676	(891)
General and administrative expenses	23,137	23,625
Other operating expenses	1,408	597
Operating expenses	25,221	23,331

Profit before tax	9,637	14,347
Income tax expenses	4,297	6,179
Net profit	5,340	8,168

Net profit attributable to:
Shareholders of the parent	5,291	8,138
Non-controlling interests	49	30
Net profit	5,340	8,168

Consolidated Statements of Comprehensive Income
＜IFRS＞

	The Higashi-Nippon Bank, Limited (Millions of yen)
	For the year ended March 31, 2014	For the year ended March 31, 2015
Net profit	5,340	8,168

Other comprehensive income:
Items which will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	1,377	141
Income tax expense relating to items which will not be reclassified	(490)	(1)
Total items which will not be reclassified to profit or loss, net of tax	887	140
Items which may be reclassified subsequently to profit or loss
Net gains on available-for-sale financial assets	1,000	8,170
Income tax expense relating to items which may be reclassified	(278)	(2,409)
Total items which may be reclassified subsequently to profit or loss, net of tax	722	5,761
Other comprehensive income for the year, net of tax	1,609	5,901
Total comprehensive income for the year	6,949	14,069

Total comprehensive income attributable to:
Shareholders of the parent	6,900	14,039
Non-controlling interests	49	30
Total comprehensive income for the year	6,949	14,069

<Reference (8)>

Primary Differences between Japanese GAAP and IFRS (Unaudited)

As at and for the year ended March 31, 2015	The Higashi-Nippon Bank, Limited (Millions of yen)
	Equity	Net profit
Japanese GAAP	116,226	8,600
Primary GAAP differences
Loans and advances	(24,211)	1,430
Investment securities	(10)	(129)
Property and equipment	(6,919)	98
Employee’s benefit	(2,284)	240
Other	(743)	(241)
Tax effect of the above	10,483	(1,473)
Deferred tax assets	505	(357)
IFRS	93,047	8,168

The explanation below highlights the primary differences between Japanese GAAP and IFRS related to “Equity” and “Net profit”. “Net profit” includes net profit attributable to non-controlling interests.

1. Loans and advances
(1) Allowance for loan losses
Under Japanese GAAP, allowance for loan losses are calculated based on categorization of borrowers and classification of credit facilities. Individual allowance for loan losses is calculated based on the discounted cash flow (“DCF”) method for specifically identified significant loans, or based on estimated uncollectable amounts considering historical loss experience and recoveries from collateral and guarantees. Collective allowance for loan losses is calculated on a portfolio basis using the loans’ historical loss experience.
Under IFRS, allowance for loan losses are calculated for borrowers with objective evidence of impairment. If there is objective evidence that loans and advances are impaired, impairment losses are individually calculated based on the DCF method for individually significant impaired loans. For the remaining impaired loans, impairment losses are collectively calculated based on estimated losses. As a result, the scope of DCF method under IFRS is broader than that under Japanese GAAP. In addition, for non-impaired loans, impairment losses are calculated as the incurred but not yet identified losses by the end of reporing period.

(2) Loan origination fees and costs
Under Japanese GAAP, loan origination fees and costs are generally recognized in the consolidated income statement when earned or as incurred. Under IFRS, such loan origination fees and costs are deferred and amortized in the consolidated income statement over the loan periods as integral components of the effective interest. In addition, if an entity revises its estimates of payments or receipts, the entity shall adjust the carrying amount of the financial asset to reflect the revised estimated cash flows discounted at the original effective interest rate. The adjustment is recognized in profit or loss as income or expenses.

2. Investment securities
(1) Impairment
Under Japanese GAAP, impairment losses are recognized for investment securities classified as available-for-sale if the fair value declines significantly below its cost and recovery is not reasonably expected.
Under IFRS, impairment losses are recognized if there is objective evidence of impairment – e.g. when there is a loss event with impact on its estimated future cash flow for available-for-sale debt securities or when there is a significant or prolonged decline in the fair value below cost for equity securities.

(2) Fair value
Under Japanese GAAP, equity securities that do not have readily determinable fair values are accounted for at cost less accumulated impairment losses. Under IFRS, these equity securities, which are classified available-for-sale, are measured at fair value.

(3) Classification and measurement
Certain investment securities previously classified as “available-for-sale” under Japanese GAAP but met the definition of “loans and receivables” under IFRS, have been classified as “loans and receivables” upon the transition to IFRS. Accordingly, fair value reserve of such investment securities previously recognized in equity under Japanese GAAP was reversed as part of the transition.

3. Property and equipment
Under Japanese GAAP, the declining-balance method of depreciation is primarily applied for property and equipment. In addition, acquisition costs of property and equipment are changed due to the reduction entries at initial recognition under Japanese tax law and the revaluation for land in accordance with the land revaluation law in Japan. Under IFRS, the straight-line method of depreciation is primarily applied.  In addtion, such reduction entries and the revaluation for land made under Japanese GAAP are reversed under IFRS.

4. Employee’s benefit
Under IFRS, retirement benefit obligation is recalculated as there are some differences between Japanese GAAP and IFRS in the basic rates to be applied.

5. Deferred tax assets
Under Japanese GAAP, after determining periods of certain years to estimate future taxable profit, deferred tax assets are recognized to the extent that it is recoverable against the temporary differences within those periods. Under IFRS, since there is no explicit limit on the periods to estimate future taxable profit, deferred tax assets are recognized to the extent that the recoverability of deferred tax assets is probable from the future taxable profit.

10–End